Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

VIA EDGAR

March 23, 2011

Jay Ingram
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C., 20549-3561

Re:           Forever Zen Ltd.
Amendment No. 1 to Form S-1
Filed March 9, 2011
File No. 333-171637

Dear Mr. Ingram:

We write on behalf of Forever Zen Ltd. (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated March 17, 2011 by Jessica Dickerson, Staff Attorney of the Commission’s Division of Corporation Finance commenting on the Company’s Registration Statement on Form S-1/A filed March 9, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Risk Factors, page 6

Our reliance on third party manufacturers could have a material effect on us, page 7

1.	Please revise this risk factor to explain what you mean by the statement, “We do not intend to develop our own manufacturing capacity for the long term.”

In response to this comment, the Company revised the disclosure to explain that currently has the ability to manufacture its products in-house, but the business plan in the long run calls for locating a suitable manufacturer to take over these responsibilities.

Description of Business, page 18

Our Website, page 22

2.
We note your response to comment 21 of our letter dated February 4, 2011.  We further note your statement in the last sentence on page 22 that you have not taken any steps to realize your intention to obtain product referrals, sponsorships, and affiliate fees from third parties.  Please disclose whether you have taken any steps to realize your intention of earning revenue by selling third-party health products directly through your website.

In response to this comment, the Company revised its disclosure to state that it has not taken any steps to realize its intention of earning revenue by selling third-party health products directly through its website.

Research and Development, page 23

3.	You state that you have not spent any money on research and development. Describe how you have been able to develop your products without spending money on research and development.

In response to this comment, the Company’s officer and director, Churyl Kylo, spent several years developing what are now the Company's formulas.

Locate Suitable Manufacturing, page 24

4.
You state that you plan to further pursue negotiations with manufacturers “upon the final development and commercialization of [y]our Product.” Describe what must be done to finalize development and commercialization of your product.  In this regard, we note your disclosure throughout the registration statement that you have three products developed and ready for sale and distribution.

In response to this comment, the Company revised its disclosure to state that it intends to pursue negotiations with manufacturers once it has sold its Product on its website with the volume necessary to warrant third-party manufacturing.

5.
You state that your skincare product producer, which you have not yet identified, will provide packaging, storage, and shipping service as part of your agreement. If you do not currently have these terms in place, please revise this statement to indicate that you anticipate that the skincare product producer you select will provide these services. Please also disclose your plans for production and distribution if you are unable to reach an acceptable agreement with a skincare product producer.

In response to this comment, the Company revised its disclosure to state the Company anticipates these services.  The Company further indicated that if the manufacturer is unable to provide packaging, storage and shipping services, the Company would have to locate a fulfillment center for those services.

E-Commerce: The Online Shopping Market, page 21

6.
In the first paragraph, you state that “[t]he United States represents approximately 13.5% of the entire global online market by number of users.”  Based on the source you cite, Internet World Stats, it appears as if all of North America, not just the United States, comprises 13.5% of the global online market by number of users.  Please revise your disclosure accordingly.

In response to this comment, the Company revised the disclosure to indicate that North American represents approximately 13.5% of the global online market by number of users.

Sales and Distribution Strategy, page 24

7.
You state that you do not have any channels of distribution other than your internet portal.  As it appears you do not currently distribute your products through the internet, please revise this statement as appropriate.

In response to this comment, the Company revised the disclosure to clearly state that it does not have any channels of distribution.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 312-6255.

Sincerely,

/s/ Scott Doney
Scott Doney, Esq.

Enclosure (Acknowledgment by the Company)